Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the use in the Prospectus constituting a part of this Registration Statement on Form S-4 of our report dated March 10, 2025, which includes an explanatory paragraph relating to Colombier Acquisition Corp. II’s ability to continue as a going concern, relating to the financial statements of Colombier Acquisition Corp. II as of December 31, 2024 and 2023, for the year ended December 31, 2024, and for the period from September 27, 2023 (inception) through December 31, 2023, which is contained in that Prospectus. We also consent to the reference to our Firm under the caption “Experts” in the Prospectus.

/s/ WithumSmith+Brown, PC

New York, New York

March 21, 2025